Subject: Test send - We're opening lumohs to our esthetician community
Date: Wednesday, February 4, 2026 at 1:05:32 PM Eastern Standard Time
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To: Steven Hacker

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Hi There,
Most of you dermaplane your clients, and many of you use lumohs every day, whether as customers, affiliates, or fellow professionals in the esthetics community. What many don't realize is that you now have the option to become an equity owner in lumohs.

Through Wefunder, you have the opportunity to review our current offering and, if it makes sense for you personally, make a non-binding reservation for equity starting at $100.

For many in our field, this may be the first time there has been access to early-stage ownership in a company that directly supports and builds tools for the esthetics profession.

Historically, opportunities like this were limited to large investors or venture funds - This offering simply allows everyday professionals to review the information and decide what feels right for them.

For those who choose to reserve at the $500 level, you receive equity in the company plus a thank-you perk of your choice:
• lumohs Pro Kit (normally $299 retail)
OR
• lumohs Pro Loader with 50 sterile Butter Blade cartridges (stated retail value $249)
OR
• Box of 10 Single-Use lumohs Dermaplane Handles in your choice of Red, Blue, or White light (stated retail value $199)

Important note: this is an equity investment opportunity, not a product purchase or preorder. We will reach out to fulfill your qualifying perk selection after your reservation is confirmed.

All reservations and investments occur directly through Wefunder, and perks are thank-you items that do not change the investment amount.

The idea is simple: Use the tools. Own the company.

And if you do choose to become an owner, every handle, loader, or cartridge you use in your daily work also supports a company you have a stake in.

Whether you decide to reserve or simply learn more, I wanted to make sure our esthetician community was aware that this option exists. You can review the full details and make your reservation here wefunder.com/lumohs

Thank you for being part of the lumohs community and for the work you do every day to elevate this profession.

Warm regards,
Steven

Steven M. Hacker, MD
Founder & CEO

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lumohs, 230 George Bush Blvd. Suite B, Delray Beach, FL 33444, United States, 1-888-LUMOHS-8
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